NEWS RELEASE

FOR IMMEDIATE RELEASE        Contact:  John A. Alsko
                                       Vice President & CFO
                                       www.credopetroleum.com

            CREDO REPORTS RECORD FIRST HALF EARNINGS
                  Higher Natural Gas Prices and
                Record Production Propel Earnings

DENVER, COLORADO, June 12, 2003 - CREDO Petroleum Corporation (NASDAQ: CRED) today reported record financial and operating results for the six months ended April 30, 2003. Net income surged 121% to a record $1,187,000 on revenue of $3,475,000 compared to $537,000 on revenue of $2,493,000 last year. On a per diluted share basis, net income was $.30 compared to $.14 last year. Cash flow from operating activities (before working capital changes) increased 87% to $2,226,000 compared to $1,190,000 last year.

Fiscal 2003 net income includes $.02 per share related to a one-time credit for the cumulative effect of adopting Financial
Accounting Standards Board Statement No. 143, Accounting for
Asset Retirement Obligations.

For the second quarter ended April 30, 2003, net income was $502,000, or $.13 per diluted share, compared to $327,000, or $.08 per diluted share last year.

James T. Huffman, President, said, "Second quarter results were negatively impacted by the hedge on March production, which capped our March gas price realization at $4.07 (NYMEX basis) while the Henry Hub Index price was over $9.00. This resulted in a $548,000 (pretax) opportunity cost that would have otherwise been realized as gas revenues and reduced second quarter earnings by approximately 44%. Despite the March hedging loss, over the past three years strategic hedging has made a major contribution to our earnings and cash flow by adding about $750,000 to our revenues. Because gas prices are the single most important driver of our financial results, we remain committed to periodic hedging as a tool to manage this critical element of our business."

       NATURAL GAS PRODUCTION CONTINUES AT A RECORD LEVEL

New drilling and Calliope applications boosted overall first half production to a record high 734 MMcfge (million cubic feet of gas-equivalent) compared to 728 MMcfge last year. Second quarter production volumes fell slightly to 366 MMcfge compared to 379 MMcfge last year. Natural gas accounts for 86% of the company's total production.

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                      PRODUCT PRICES SURGE

Net wellhead natural gas prices rose 95% to $4.73 per Mcf compared to $2.42 last year. Hedging transactions reduced first half gas price realizations by $.69 per Mcf compared to last year's hedging gains of $.54 per Mcf. As a result, total natural gas price realizations rose 36% to $4.04 per Mcf compared to $2.96 last year. Wellhead oil prices rose 48% to $28.27 per barrel compared to $19.06 last year.

For the quarter ended April 30, 2003, net wellhead natural gas prices rose 124% to $5.49 per Mcf compared to $2.45 last year. Hedging transactions reduced 2003 price realizations by $1.72 per Mcf compared to last year's hedging gains of $.45 per Mcf. As a result, total natural gas price realizations rose 30% to $3.77 per Mcf compared to $2.90 last year. Wellhead oil prices rose 45% to $30.55 per barrel compared to $21.06 last year.

At second quarter-end, the company had no open hedge positions. The company recently hedged approximately 50% of its expected production for the months of July through November 2003 at an average NYMEX price of $6.39 per Mcf. Average gas prices in the company's market areas are expected to be 15% to 17% below NYMEX prices due to basis differentials and transportation costs.

"Each incremental $1.00 increase in gas prices translates into quarterly net income of $230,000, or $.06 per diluted share," Huffman said. "Due to the importance of gas prices to our financial performance, we believe they must continue to be managed in a prudent manner."

          RECORD CAPITAL SPENDING PRODUCES GOOD RESULTS
            FOR BOTH DRILLING AND CALLIOPE OPERATIONS

Capital spending in the first half totaled a record $2,569,000 as successful operations continued on the company's two core projects - natural gas drilling along the Anadarko Shelf of Oklahoma and application of the company's patented Calliope gas recovery technology. A separate press release has been made today regarding recent drilling results. A press release dated May 21, 2003 updated information about Calliope operations.

               STRONG FINANCIAL CONDITION PROVIDES
                   SOLID FOUNDATION FOR GROWTH

At April 30, 2003, working capital was $6,258,000. Total assets were $21,193,000 including cash and short-term investments of $6,920,000. Stockholders' equity was $15,456,000. The company's sole debt is a $456,000 exclusive license obligation that is payable over seven years.

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                       MANAGEMENT COMMENT

"We are very pleased with the progress in our business during the first half of 2003 despite the negative impact of the March production hedge," Huffman said. "We have excellent momentum in our Calliope and drilling projects, and we are very optimistic about the outlook for our business."

                         *  *  *  *  *

CREDO Petroleum Corporation is a publicly traded independent energy company headquartered in Denver, Colorado. The company is engaged in the exploration for and the acquisition, development and marketing of natural gas and crude oil in the Mid-Continent and Rocky Mountain regions. The company's stock is traded on the NASDAQ System under the symbol "CRED" and is quoted daily in the "NASDAQ Small-Cap Issues" section of The Wall Street Journal.

This press release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this press release, other than statements of historical facts, address matters that the company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those described in the forward-looking statements.

                          CREDO PETROLEUM CORPORATION
                             FINANCIAL HIGHLIGHTS

                          Six Months   Six Months    Quarter      Quarter
                            Ended        Ended        Ended        Ended
Condensed Operating        April 30,    April 30,    April 30,    April 30,
  Information (Unaudited)    2003         2002         2003         2002
                          ----------   ----------   ----------   ----------
Revenue:
  Oil and Gas Sales       $3,034,000   $2,177,000   $1,445,000   $1,131,000
  Operating                  251,000      242,000      125,000      116,000
  Investment Income
   and Other                 190,000       74,000      114,000       65,000
                          ----------   ----------   ----------   ----------
                           3,475,000    2,493,000    1,684,000    1,312,000
                          ----------   ----------   ----------   ----------

Expenses:
  Oil and Gas Production     692,000      658,000      365,000      298,000
  Depreciation, Depletion
   and Amortization          605,000      558,000      282,000      292,000
  General and
   Administrative            606,000      485,000      328,000      242,000
  Interest                    23,000       25,000       12,000       13,000
                          ----------   ----------   ----------   ----------
                           1,926,000    1,726,000      987,000      845,000
                          ----------   ----------   ----------   ----------

Income Before
 Income Taxes and
 Accounting Change         1,549,000      767,000      697,000      467,000

Income Taxes                (434,000)    (230,000)    (195,000)    (140,000)
                          ----------   ----------   ----------   ----------

Income Before
 Accounting Change         1,115,000      537,000      502,000      327,000

Cumulative Effect of
 Change in Accounting
 Principle                    72,000         -            -            -
                          ----------   ----------   ----------   ----------

Net Income                $1,187,000   $  537,000   $  502,000   $  327,000
                          ==========   ==========   ==========   ==========

Basic Income Per Share
 Before Accounting
 Change                     $    .28     $    .14     $    .13     $    .08
Cumulative Effect of
 Change in Accounting
 Principle                       .02          -            -            -
                            --------     --------     --------     --------

Basic Net Income
 Per Share                  $    .30     $    .14     $    .13     $    .08
                            ========     ========     ========     ========

Diluted Income
 Per Share Before
 Accounting Change          $    .28     $    .14     $    .13     $    .08
Cumulative Effect of
 Change in Accounting
 Principle                       .02          -            -            -
                            --------     --------     --------     --------

Diluted Net Income
 Per Share                  $    .30     $    .14     $    .13     $    .08
                            ========     ========     ========     ========
</Table

Condensed Balance Sheet Information         April 30, 2003  October 31, 2002
                                            --------------  ----------------


Cash and Short-Term Investments              $  6,920,000     $  6,910,000
Other Current Assets                            1,620,000        1,502,000
Oil and Gas Properties, Net                    11,995,000        9,677,000
Exclusive License Agreement, Net                  513,000          548,000
Other Assets                                      145,000          174,000
                                             ------------     ------------

                                             $ 21,193,000     $ 18,811,000
                                             ============     ============

Current Liabilities                          $  2,282,000     $  1,782,000
Deferred Income Taxes                           2,848,000        2,314,000
Exclusive License Agreement Obligation            408,000          408,000
Asset Retirement Obligation                       199,000             -
Stockholders' Equity                           15,456,000       14,307,000
                                             ------------     ------------

                                             $ 21,193,000     $ 18,811,000
                                             ============     ============